FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number

001-35944

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan

201 Mittel Drive

Wood Dale, Illinois 60191

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Power Solutions International, Inc.

201 Mittel Drive

Wood Dale, Illinois 60191

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

Financial Statements

December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Board of Directors

Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ McGladrey LLP

Indianapolis, Indiana

June 29, 2015

FINANCIAL STATEMENTS

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

	2014	2013
ASSETS
Investments, at fair value	$6,694,762	$5,430,597
Notes receivable from participants	140,552	100,145
Contribution receivable from employer	36,000	—
Cash, non interest bearing	—	4,019

Total Assets	$6,871,314	$5,534,761
LIABILITIES
Excess contributions payable	14,454	14,436

NET ASSETS AVAILABLE FOR BENEFITS	$6,856,860	$5,520,325

The accompanying notes are an integral part of these statements.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2014

Additions to net assets attributed to:
Investment income (loss)
Net depreciation in value of investments	$(229,730)
Interest and dividends	397,413

167,683

Interest income on notes receivable from participants	5,925

Contributions
Employer	36,000
Participant	964,955
Rollover	283,238

1,284,193

Total additions	1,457,801

Deductions from net assets attributed to:
Benefits paid to participants	104,164
Administrative expenses	17,102

Total deductions	121,266

NET INCREASE	1,336,535
Net assets available for benefits, beginning of year	5,520,325

Net assets available for benefits, end of year	$6,856,860

The accompanying notes are an integral part of this statement.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Interested parties should refer to the plan document for a more complete description of the Plan’s provisions.

1.	General

The Plan is a defined contribution profit sharing and 401(k) plan covering eligible employees of Power Great Lakes, Inc. (the “Company”), a wholly-owned subsidiary of Power Solutions International, Inc. Employees are eligible to contribute to the Plan and receive discretionary employer matching contributions on the first day of a calendar quarter upon attaining age 21. Employees are eligible to participate in discretionary profit sharing contributions upon completing 501 hours of service and being employed on the last day of the Plan year. Employees represented by a collective bargaining agreement are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2.	Contributions

The Plan is funded by voluntary contributions of participants and discretionary matching and profit sharing contributions of the Company. Participants may contribute to the Plan, through regular payroll deductions, an amount subject to limitations imposed by the Internal Revenue Code. Participants may also roll over amounts representing distributions from other qualified employee benefit plans. The Company did not make or accrue a discretionary matching or profit sharing contribution to the Plan for the year ended December 31, 2014.

3.	Investment Options

Participants must direct their salary deferral contributions and the Company’s contributions into a variety of investment funds made available and determined by the Plan Administrator. Participants may change their investment options at any time. The participant may also elect to invest in an employer stock fund or an individually directed brokerage account.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN (Continued)

4.	Participant Accounts

Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s discretionary matching and profit sharing contributions, and an allocation of plan earnings. The Company’s discretionary matching contribution is allocated based on a percentage of the participant’s contribution. The Company’s discretionary profit sharing contribution is allocated as of the last day of the plan year and is based on a ratio of each eligible participant’s compensation to total compensation for all eligible participants. Plan earnings are allocated to participants’ accounts in direct proportion to their respective account balances, based on the performance of participants’ investment selections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

5.	Vesting

Participants are immediately fully vested in participant and rollover contributions plus the actual earnings thereon. The portion of the participants’ accounts attributable to the Company’s contributions becomes 20% vested after one year of service and continues to vest at the rate of 20% for each successive year until 100% vested after five years of service. In the event of death, disability, or retirement at designated ages, participants become fully vested.

6.	Payment of Benefits

On termination of service, a participant may elect to receive a single, lump-sum payment equal to the value of his or her vested account balance, installment payments, or a direct rollover distribution. If a participant’s vested account balance is less than $1,000 upon termination, the participant will receive a mandatory distribution.

7.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Participants are permitted to take loans from the Plan up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loans are collateralized by the borrowers’ respective vested account balances and bear interest at 4.25%. Principal and interest are paid through payroll deductions over a period not to exceed five years. Related interest income totaled $5,925 for the year ended December 31, 2014.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN (Continued)

8.	Administrative Expenses

Administrative expenses of the Plan are paid by the Company and the Plan.

9.	Forfeitures

At December 31, 2014 and 2013, unallocated plan assets resulting from forfeited nonvested accounts totaled $2,115 and $610, respectively. These accounts are first used to pay administrative expenses or to reduce future Company contributions, and any remaining forfeitures are allocated to participants. No forfeitures were used to pay administrative expenses or reduce Company contributions during 2014. Also, no forfeitures were allocated to participants during 2014. Subsequent to December 31, 2014, $1,521 of the forfeiture balance at December 31, 2014 was allocated to participants based on their 2014 eligible compensation.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Current accounting standards require investment contracts held by a defined contribution plan to be reported at fair value.

However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on the contract value basis.

As of December 31, 2014 and 2013, contract value approximated fair value for the portion of the Plan’s assets that are considered to be fully benefit-responsive; therefore, no such adjustments are reflected in these financial statements.

In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2015. Early adoption is permitted. Plan management is currently evaluating the impact this update will have on the Plan’s financial statements.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.	Fair Value Measurements

Current accounting standards establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include the following:

*   Quoted prices for similar assets or liabilities in active markets;

*   Quoted prices for identical or similar assets or liabilities in inactive markets;

*   Inputs other than quoted prices that are observable for the asset or liability;

*   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the Plan’s investments measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.	Fair Value Measurements (Continued)

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust: Valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013.

	Plan Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income funds	$550,040	$—	$—	$550,040
Domestic small cap fund	389,512	—	—	389,512
Domestic mid cap funds	1,020,876	—	—	1,020,876
Domestic large cap funds	923,238	—	—	923,238
Balanced funds	954,169	—	—	954,169
International funds	1,311,485	—	—	1,311,485
Target date funds	503,280	—	—	503,280
Money market fund	101,364	—	—	101,364
Common collective trust
Stable value fund	—	682,678	—	682,678
Common stocks
Domestic small cap	253,543	—	—	253,543
Domestic large cap	4,577	—	—	4,577

Investments, at fair value	$6,012,084	$682,678	$—	$6,694,762

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.	Fair Value Measurements (Continued)

	Plan Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income funds	$575,168	$—	$—	$575,168
Domestic small cap fund	269,997	—	—	269,997
Domestic mid cap funds	748,725	—	—	748,725
Domestic large cap funds	944,403	—	—	944,403
Balanced funds	545,127	—	—	545,127
International funds	1,181,803	—	—	1,181,803
Target date funds	267,997	—	—	267,997
Money market fund	125,811	—	—	125,811
Common collective trust
Stable value fund	—	479,610	—	479,610
Common stocks
Domestic small cap	287,415	—	—	287,415
Domestic large cap	4,541	—	—	4,541

Investments, at fair value	$4,950,987	$479,610	$—	$5,430,597

The Plan held shares of interests in a common collective trust fund at December 31, 2014 and 2013. There were no unfunded commitments. Participant transactions may occur daily. Were the plan to initiate a full redemption of the collective trust, the trustee of the trust could delay redemption up to 12 months.

The common collective trust funds held at December 31, 2014 and 2013 invest primarily in guaranteed investment contracts, and insurance separate account contracts, and cash and equivalents. The primary investment objective is to earn income, while seeking to preserve capital and stability of principal.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.	Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Unrealized gains or losses from appreciation or depreciation of investments are recognized as increases or decreases in net assets available for benefits. Interest is recognized on an accrual basis.

4.	Use of Estimates

In preparing the Plan’s financial statements, management is required to make estimates and assumptions that affect the reported amounts of net assets, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

5.	Payment of Benefits

Benefits are recorded when paid.

6.	Accounting for Uncertainty in Income Taxes

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

7.	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, trustee and custodians. See Note B Item 2 for discussion of fair value measurements.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

8.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

9.	Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE C - INVESTMENTS AND NOTES RECEIVABLE FROM PARTICIPANTS

The following table presents the fair value of the investments and notes receivable from participants in the Plan. Individual amounts representing more than 5% of the Plan’s net assets as of December 31, 2014 and/or 2013, are separately identified.

	2014	2013
Fifth Third Bank
Mutual funds
PIMCO Total Return Fund	$380,071	$504,785
American Beacon Small Cap Value Fund	389,512	269,997	*
T. Rowe Price Mid-Cap Value Fund	523,119	347,015
T. Rowe Price New Horizons Fund	416,041	346,645
MFS Value R4 Fund	219,645	396,298
American Funds American Balanced Fund	718,956	431,467
American Funds EuroPacific Growth Fund	396,058	370,344
American Funds Capital World Growth and Income Fund	418,740	130,495
Other mutual funds	2,084,306	1,641,498
Common stock
Power Solutions International, Inc.	81,476	47,696
Common collective trust
Goldman Sachs Stable Value Collective Trust Fund Class III	682,678	479,610
TD Ameritrade IP Company, Inc.
Power Solutions International Inc., Common Stock	149,256	239,719
Other common stocks	27,388	4,541
Mutual funds	207,516	220,487

	6,694,762	5,430,597

Notes receivable from participants	140,552	100,145

	$6,835,314	$5,530,742

*	Less than 5% at December 31, 2013.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE C - INVESTMENTS AND NOTES RECEIVABLE FROM PARTICIPANTS (Continued)

During the year ended December 31, 2014, the Plan’s investments (including investments purchased, held, and sold during the year) depreciated as follows:

Mutual funds	$(126,591)
Common stocks	(103,139)

$(229,730)

NOTE D - INCOME TAX STATUS

Effective March 15, 2010, the Plan adopted a nonstandardized form of a prototype plan sponsored by Fifth Third Bank. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become fully vested in their respective account balances.

NOTE F - MARKET RISK

The value of the Plan’s investments is subject to market risk associated with potential fluctuations in the values of the underlying securities. Fluctuations in the market value of the Plan’s investments could be material to the financial statements.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE G - RELATED-PARTY TRANSACTIONS

Certain plan investments are managed by Fifth Third Bank. Fifth Third Bank is the trustee, as defined in the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fifth Third Bank were $17,102 for the year ended December 31, 2014. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2014 and 2013, the Plan held 4,352 and 3,827 shares of common stock of Power Solutions International, Inc., respectively, with a fair value of $230,732 and $287,415, respectively.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2014 and 2013, to Form 5500.

	2014	2013
Net assets available for benefits per the financial statements	$6,856,860	$5,520,325
Excess contributions payable	14,454	14,436

Net assets available for benefits per the Form 5500	$6,871,314	$5,534,761

The following is a reconciliation of change in net assets per the financial statements for the year ended December 31, 2014, to Form 5500.

Change in net assets per the financial statements	$1,336,535
Less: Change in excess contributions payable	18

Change in net assets per Form 5500	$1,336,553

SUPPLEMENTAL INFORMATION

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

FEIN: 36-3398606

Plan Number: 001

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Mutual funds (held by Fifth Third Bank)
	Fixed income funds
	PIMCO Funds	Real Return A Fund	**	$154,104
	PIMCO Funds	Total Return Fund	**	380,071
	Domestic small cap fund
	American Beacon	Small Cap Value Fund	**	389,512
	Domestic mid cap funds
	T. Rowe Price	Mid-Cap Value Fund	**	523,119
	T. Rowe Price	New Horizons Fund	**	416,041
	Artisan	Mid Cap Investor Fund	**	81,716
	Domestic large cap funds
	American Funds	Growth Fund of America	**	230,270
	American Funds	Fundamental Investors Fund	**	227,753
	American Funds	New Economy Fund	**	180,149
	MFS	Value R4 Fund	**	219,645
	Balanced funds
	American Funds	Investment Company of America Fund	**	235,213
	American Funds	American Balanced Fund	**	718,956
	International funds
	American Funds	New Perspective Fund	**	138,734
	American Funds	EuroPacific Growth Fund	**	396,058
	American Funds	Capital World Growth and Income Fund	**	418,740
	American Funds	SMALLCAP World Fund	**	122,795
	American Funds	New World Fund	**	116,613
	Oppenheimer	International Bond Fund	**	93,679
	Target date funds
	American Funds	2015 Target Retirement Date Fund	**	26,945
	American Funds	2020 Target Retirement Date Fund	**	210,963
	American Funds	2025 Target Retirement Date Fund	**	140,049
	American Funds	2030 Target Retirement Date Fund	**	42,769
	American Funds	2035 Target Retirement Date Fund	**	21,725
	American Funds	2040 Target Retirement Date Fund	**	16,248
	American Funds	2045 Target Retirement Date Fund	**	5,617
	American Funds	2050 Target Retirement Date Fund	**	38,964

(Continued)

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

December 31, 2014

FEIN: 36-3398606

Plan Number: 001

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Common stock (held by Fifth Third Bank)
	Power Solutions International, Inc.	Equity Security	**	$81,476
*	Common collective trust (held by Fifth Third Bank)
	Goldman Sachs Stable Value Collective Trust Fund Class III	Stable Value Fund	**	682,678
*	Mutual funds (held by TD Ameritrade IP Company, Inc.)
	Various	Participant-directed Brokerage Accounts	**	207,516
*	Common Stocks (held by TD Ameritrade IP Company, Inc.)
	Various	Participant-directed Brokerage Accounts	**	176,644

				6,694,762
	Notes receivables from participants	Interest at 4.25%	**	140,552

				$6,835,314

All current values above represent the fair value for the respective investment.

*	Represents a party in interest.
**	Cost information omitted with respect to participant- or beneficiary-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan
(Name of Plan)

Date:	June 29, 2015	/s/ Daniel P. Gorey
Daniel P. Gorey
(Plan Administrator of Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan and Chief Financial Officer of Power Solutions International, Inc.)

Exhibit Index

23.1 - Consent of Independent Registered Public Accounting Firm